ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NexGen Energy Ltd. ("NexGen") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically.

MEETING DATE AND LOCATION

WHEN:	Tuesday, June 17, 2025 at 2:00 p.m. (Vancouver time)

Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the details below:

WEBCAST URL:	https://app.webinar.net/GZY52aQ2oyj

CONFERENCE DIAL-IN:

To instantly join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

URL: https://emportal.ink/44603lB

Conference ID: 04817

Toronto: 416-945-7677 / Vancouver: 604-259-0841

North American Toll Free: 1-888-699-1199

Australia 61 2 8017 1385 / Hong Kong 85 2 5808 0636

LOCATION:	The Offices of NexGen Energy Ltd.
Suite 3150, 1021 West Hasting St.
Vancouver BC

VOTING MATTERS

Election of Directors: To set the number of directors at ten members and to elect the ten (10) directors of the Company for the ensuing year. See the section entitled "Election of Directors" in the Circular.

Re-appointment of Auditors: Re-appoint KPMG LLP as independent auditor of the Company for the 2025 financial year and to authorize the directors to fix their remuneration. See the section entitled "Appointment of Auditors" in the Circular.

Approve the continuation of the Company's Stock Option Plan: Re-approval of the Stock Option Plan reducing the rolling maximum from 20% to 10% of outstanding common shares. See the section entitled "Re-Approval of Stock Option Plan" in the Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Circular can be viewed online under the Company's profile at www.sedarplus.ca or on the Company's website at www.nexgenenergy.ca.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+ by:

> Calling 1-800-841-5821; or

> Sending an email to ddang@nxe-energy.ca

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 2:00 p.m. (Vancouver time) on June 13, 2025, your request must be received no later than Monday June 3, 2025. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

NexGen has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.

VOTING

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

	Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate	CDI Holders Shares held by way of CDIs through CHESS Depository Nominees Pty Limited
Internet:	www.proxyvote.com	www.investorvote.com	www.investorvote.com.au
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775	Fax to the number(s) listed on your CDI voting instruction form
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope	Return the CDI voting instruction form to the address listed in your CDI voting instruction form

Please submit your vote well in advance of the proxy deposit deadline of
2:00 p.m. (Vancouver time) on Friday, June 13, 2025.

CDI Holders must submit their CDI voting instruction form by no later than
9.00am on Thursday, June 12, 2025 (Australian Western Standard Time).

BOARD RECOMMENDATION

The Board of Directors of NexGen unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact NexGen's proxy solicitation and information agent:
TMX Investor Solutions Inc.
North American Toll-Free Number: 1-800-706-3274
Calls Outside North America: 1-437-561-5062
Email: info_TMXIS@tmx.com

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.

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